

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Jeffrey Kirt
Chief Executive Officer
Greenidge Generation Holdings Inc.
590 Plant Road
Dresden, NY 14441

> **Re: Greenidge Generation Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed September 1, 2021**
> **File No. 333-259247**

Dear Mr. Kirt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christopher M. Zochowski